Mail Stop 4561

May 16, 2008

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

      Re: Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 26, 2008
               Form DEF A
               Filed April 16, 2008
               Forms 10-Q for Fiscal Quarters Ended March 31, 2008
               Filed May 2, 2008
               File No. 000-10200

Dear Mr. West:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

We have limited exposure to liquidity issues in the subprime credit markets, page 10

1.   You do not appear to be presenting a risk in this risk factor. In future filings, please clarify the risk.

Note 1 - Summary of Significant Accounting Policies

Capitalized Software, page 45

2. We note that capitalized software development costs are amortized over three to fifteen years with a weighted average of 14.3 years suggesting the 15 year period is predominant. Please explain to us the factors you considered that support a fifteen year amortization period.

Note 6 - Capital Support Agreements, page 54

3. We note your disclosure that in 2007 you entered into Capital Support Agreements with several funds to which you serve as the advisor. Your disclosure also indicates that you voluntarily elected to enter into the capital support agreements to avoid a credit watch by a rating agency on some of your funds, as well as to address the needs of your customers who require a specific credit rating. Please respond to the following:

   - Tell us whether you believe the money market funds are variable interest entities under FIN 46R, both at inception, as well as subsequent to your election to provide support under the Capital Support Agreements, and the basis for your views;
   - Tell us the difference in roles between the advisor and sub-advisor;
   - Tell us whether Columbia Management, as sub-advisor, also provided support to the money market funds. If so, please tell us how the level of support provided by you versus Columbia Management was determined;
   - In light of the fact that you do not receive any consideration from the fund, in the form of shares or any other form, in return for the support provided under the Capital Support Agreements, please tell us how you concluded you were not the primary beneficiary of the money market funds (to the extent you concluded they are variable interest entities under FIN 46R); and
   - Tell us whether you have entered into Capital Support Agreements with all of the money market funds to which you serve as advisor or sub-advisor that have investments in structured investment vehicles (SIVs).

Exhibit Index, page 80

4. Please file a copy of the Capital Support Agreement entered into with SEI Liquid Asset Trust Prime Obligation Fund and a copy of the letter of credit related to this fund or advise us why you believe filing is not required under Item 601 of Regulation S-K.

Exhibits 31.1 & 31.2

5.   Refer also to your Form 10-Q for the quarter ended March, 31, 2008. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

DEF 14A

Executive Compensation, page 9

6.   The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please refer to Release 33-8732A, Section II.B.1. In future filings, please revise your disclosure so that your Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Compensation Discussion and Analysis, page 13

7.   Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. West did not receive an option award in 2007 and that later disclosure indicates that Mr. West has never received a stock option grant, while the other named executive officers received awards. We also note that Mr. Klauder received a substantial option award in comparison to other named executive officers in 2006. Please see Item 402(b)(2)(vii) of Regulation S-K.

Base Salaries, page 13

8.   You state that you look at companies of comparable size engaged in the same or similar businesses as SEI to determine the base salaries for management employees. In future filings, please clarify the peer group in making your compensation decisions. Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

Incentive Compensation, page 14

9.   In future filings, please disclose the "unit goals" for each named executive officer and disclose whether each officer achieved these goals and the weight attributable to each of these goals individually and in the aggregate in accordance with Item 402(b) of Regulation S-K. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also revise, to explain what you mean by the phrase "dampened accelerators and decelerators."

Form 10-Q for the quarter ended March 31, 2008

10.   We note your statement that your chief executive officer and your chief financial officer "have concluded the controls and procedures as of the end of the period covered by this report are *functioning effectively* to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Clarify to us whether your chief executive officer and your chief financial officer concluded that the company's disclosure controls and procedures, as of March 31, 2008, were effective or ineffective. Also confirm to us that in future filings your disclosure will state, in clear and unqualified language, your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
May 16, 2008
Page 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 if you have questions regarding comments on matters relating to executive compensation. Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant